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As filed with the Securities and Exchange Commission on January 10, 2002

Registration No. 333-71620

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

MICRON TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	75-1618004
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8000 South Federal Way
P.O. Box 6
Boise, Idaho 83707-0006
(208) 368-4000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

W.G. Stover, Jr.
Vice President of Finance and Chief Financial Officer
Micron Technology, Inc.
8000 South Federal Way
Boise, Idaho 83707-0006
(208) 368-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John A. Fore, Esq.
Michael A. Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Subject to Completion, Dated January 10, 2002

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

Micron Technology, Inc.

29,069,767 Shares

Common Stock

    This prospectus relates to 29,069,767 shares of our common stock, $0.10 par value, that are issuable upon the exercise of warrants sold initially by us in private placements in July 2001 and August 2001. This prospectus will be used by the selling stockholders identified in this prospectus to resell the common stock issuable upon exercise of their warrants. We will not receive any of the proceeds from this offering. In connection with the private placements, we have agreed to register the resale of the common stock to be offered by this prospectus.

    The initial exercise price for each warrant is $56.00 per share, subject to certain adjustments. The expiration date for the warrants is May 15, 2008.

    Shares of our common stock are quoted on the New York Stock Exchange under the symbol "MU." The last reported sale price of the common stock on January 9, 2002 was $35.01 per share.

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 to read about risk factors you should consider before buying our common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2002.

    You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

TABLE OF CONTENTS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	ii
SUMMARY	1
RISK FACTORS	2
FORWARD-LOOKING STATEMENTS	7
USE OF PROCEEDS	7
DIVIDEND POLICY	7
REGISTRATION RIGHTS RELATING TO THE COMMON STOCK	8
DESCRIPTION OF CAPITAL STOCK	10
SELLING STOCKHOLDERS	12
PLAN OF DISTRIBUTION	14
VALIDITY OF COMMON STOCK	15
EXPERTS	15
AVAILABLE INFORMATION	15

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by us with the Securities and Exchange Commission, or the "SEC," are incorporated by reference into, and are attached to and made part of, this prospectus:

  •
  our Annual Report on Form 10-K for the year ended August 30, 2001; and

  •
  the description of our common stock contained in our registration statement on Form 8-A (No. 1-10658), declared effective by the SEC on November 28, 1990, including any amendments or reports filed for the purpose of updating such description.

    You may request a copy of these filings, at no cost, upon writing or telephoning us at the following:

                Micron Technology, Inc.
                8000 South Federal Way
                Boise, Idaho 83716-9632
                Attn: General Counsel
                (208) 368-4000

    We are also incorporating by reference all documents filed with the SEC by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to termination of the offering made hereby. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

    Our common stock is quoted on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

ii

SUMMARY

    Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus before making an investment decision. When used in this prospectus, unless otherwise stated, the terms "we," "our" and "us" refer to Micron Technology, Inc. and its subsidiaries.

Micron Technology, Inc.

    We principally design, develop, manufacture and market semiconductor memory products. Our semiconductor operations focus primarily on the design, development and manufacture of leading edge semiconductor memory products.

    Dynamic Random Access Memory ("DRAM") is our primary semiconductor memory product. A DRAM is a high density, low-cost random access memory component that stores digital information and provides high-speed storage and retrieval of data. DRAMs are the most widely used memory component in computer systems. Our DRAM products include:

  •
  Synchronous DRAM ("SDRAM") is a memory product that operates faster than legacy DRAMs. By the addition of a clock input that synchronizes operations, SDRAMs allow a PC to transfer data at faster rates.

  •
  Double Data Rate SDRAM ("DDR SDRAM") is a higher bandwidth memory product that leverages existing SDRAM technology to increase a memory chip's data throughput. We are currently shipping the 64 Meg DDR SDRAM and the 128 Meg DDR SDRAM in limited quantities.

    In addition to our DRAM memory products, we also produce Static Random Access Memory ("SRAM") and Flash Memory products:

  •
  SRAM products perform memory functions in a manner similar to DRAM, but do not require the memory to be electronically refreshed and operate faster than DRAM. We produce SRAMs for use in applications that require a buffer of high speed memory between the central processor unit and the main DRAM memory.

  •
  Flash products retain memory content when the power is turned off. Flash products are used in digital cell phones, networking applications, workstations, servers and PCs.

    We were originally incorporated in Idaho in 1978. In 1984, we were reincorporated in Delaware. Our executive offices are located at 8000 South Federal Way, Boise, Idaho 83707-0006, and our telephone number is (208) 368-4000. Our website is located at www.micron.com.

RISK FACTORS

    Please keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words, "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

    You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business financial condition and operating results could be materially adversely affected, the trading price of our securities could decline, and you might lose all or part of your investment.

If average selling prices for our memory products do not increase significantly, we expect to continue to record significant losses

    Average selling prices for our memory products in the fourth quarter of 2001 decreased approximately 55% compared to the third quarter. In four of the last five fiscal years we experienced decreases in average selling prices, as follows: 60% decline in 2001, 37% decline in 1999, 60% decline in 1998 and 75% decline in 1997. We are unable to predict pricing conditions for any future period.

    Average selling prices for our memory products are currently below our manufacturing costs, and accordingly our results of operations, cash flows and financial condition are being adversely affected. If average selling prices do not improve to a level that exceeds cost, we would expect to continue to record significant losses on product sales. In addition, to the extent the estimated market price of products held in finished goods and work in process inventories at a quarterly reporting date is below the cost of these products, we must recognize a charge against operations to write down the carrying value to market value.

If average selling prices of memory products do not improve to a level that exceeds our costs, we may not be able to generate sufficient cash flow to fund our operations or make adequate capital investments

    Our cash flow from operations depends primarily on average selling prices and per megabit manufacturing costs of our semiconductor memory products. Average selling prices for our memory products are currently below our manufacturing costs. To develop new product and process technologies, support future growth, achieve operating efficiencies and maintain product quality, we must invest significant capital in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. If average selling prices do not improve to a level that exceeds our costs, we may not be able to generate sufficient cash flows to sustain our operations.

Current economic and political conditions may harm our business

    Deteriorating global economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture or ship our products, our business, results of operations and financial conditions could be adversely affected. In addition, our ability to raise capital for purposes of research and development, capital expenditures and ongoing operations is dependent upon ready access to capital markets. During times of adverse global economic and political conditions, investor confidence in and accessibility to capital markets could decrease. If capital markets are not available to us over an extended period of time, we could be unable to fund operations, invest in capital expenditures and fully carry out our research and development efforts, which could adversely affect our business, results of operations and financial conditions.

If the current downturn in the semiconductor memory market persists, we may need to pursue cash conservation measures which may reduce the scale and efficiency of our operations

    If the current semiconductor industry downturn persists, we will be required to pursue cash conservation measures, including but not limited to, reductions in our capital spending and reductions in our workforce. Any such measures may reduce the scale and efficiency of our operations.

The semiconductor memory industry is highly competitive

    Some of our competitors receive government subsidies. To the extent that these practices continue, they may have the result of prolonging the current imbalance in supply and demand in the semiconductor memory industry. In addition, the semiconductor memory industry is highly competitive. We face intense competition from a number of companies, including Elpida Memory, Inc., Hynix Semiconductor, Inc., Infineon Technologies AG and Samsung Semiconductor, Inc. Some of these competitors are large corporations or conglomerates that may have greater resources to withstand downturns in the semiconductor memory market, invest in technology and capitalize on growth opportunities. Like us, these competitors aggressively seek to improve yields, reduce die size and decrease mask levels in their product designs. These factors have significantly increased worldwide supply and put downward pressures on prices.

We are dependent on the personal computer ("PC") market as most of the memory products we sell are used in PCs or peripherals. If the growth rate of either PCs sold or the amount of memory included in each PC decreases, sales of our memory products could decrease

    In 2001, we sold most of our memory products to PC or peripheral markets. DRAMs are the most widely used semiconductor memory components in PCs. In recent periods, the growth rate of PCs sold has slowed significantly or declined. In addition, the growth rate in 2001 for the average amount of memory included in each PC sold declined compared to several years prior to 2001. These declining growth rates affected our 2001 results of operations. If we experience a sustained reduction in the growth rate of either PCs sold or the average amount of memory included in each PC, sales of our memory products could decrease and our results of operations, cash flows and financial condition could be adversely affected.

If any one of our major PC customers significantly reduces its purchases of DRAM from us, our results of operations and cash flows could be adversely affected

    We supply several major PC customers with more than 30% of their memory requirements. Aggregate sales to three of our PC customers approximated 25% of our net sales in 2001. If any one of our major PC customers significantly reduces its purchases of DRAM from us, our results of operations and cash flows could be adversely affected.

Increased worldwide DRAM production could lead to further declines in average selling prices for DRAM

    We and our competitors constantly seek to improve yields, reduce die size and use fewer manufacturing steps. These improvements increase worldwide supply of DRAM. In addition, we and several of our competitors are evaluating plans to manufacture semiconductors in facilities that process 300-millimeter ("300mm") wafers. 300mm wafers have approximately 130% greater usable surface area than 200mm wafers, the current industry standard. The widespread use of 300mm wafers in the industry, which is expected to occur within the next two to five years, could lead to a significant increase in the worldwide supply of DRAM. Increases in worldwide supply of DRAM also result from DRAM fab capacity expansions, either by way of new facilities, increased capacity utilization or reallocation of other semiconductor production to DRAM production. Increases in worldwide supply of DRAM, if not offset by increases in demand, could lead to further declines in average selling prices for our products and adversely affect our results of operations, cash flows and financial condition.

If our TECH joint venture experiences financial difficulty, or if our supply of memory products from TECH is interrupted, our results of operations could be adversely affected

    TECH currently supplies us with approximately 20% of our total megabits of memory produced. We have agreements to purchase all of the production from TECH subject to specific terms and conditions. Any reduction in supply could adversely affect our results of operations and cash flows. TECH has historically been required to seek additional external financing to fund its ongoing operations and transition to next generation technologies. TECH is expected to require financing in the immediate future in order to continue operations, therefore our source of supply may be interrupted if TECH is unable to obtain required financing. We have pledged $50 million as cash collateral to secure current TECH financing.

We may not be able to reduce per megabit manufacturing costs at the same rate as we have in the past

    In recent years, we have decreased per megabit manufacturing costs through improvements in our manufacturing processes, including reducing the die size of our existing products. In future periods, we may not be able to reduce our per megabit manufacturing costs at historical rates. Our ability to reduce per megabit manufacturing costs in future periods may be affected because of the following:

  •
  our ability to complete product and process technology upgrades in our international and joint venture facilities;

  •
  our manufacturing yields may decrease as we implement more complex technologies;

  •
  our ability to ramp the latest reduced die size versions of existing devices or new generation devices to commercial volumes; or

  •
  any reduction in the scale of our operations, which would result in losing economies of scale.

An adverse determination that our products and processes infringe the intellectual property rights of others could adversely affect our business, results of operation and financial condition

    From time to time, others have asserted, and may in the future assert, that our products or processes infringe their product or process technology rights. In this regard, we are currently engaged in litigation with Rambus, Inc. ("Rambus") relating to certain of Rambus' patents and certain of our claims and defenses. Lawsuits between Rambus and us are pending in the United States, Germany, France, the United Kingdom and Italy. On August 28, 2000, we filed a declaratory judgment action against Rambus in the U.S. District Court for the District of Delaware. On February 1, 2001, we amended our complaint. Pursuant to our complaint, we are seeking (1) relief under the federal antitrust laws for violations by Rambus of Section 2 of the Sherman Act; (2) a declaratory judgment that (a) certain Rambus patents are not infringed, are invalid and/or are unenforceable, (b) we have an implied license to Rambus' patents, and (c) Rambus is estopped from enforcing its patents against us because of its conduct in the Joint Electron Device Engineering Council standards setting body; and (3) damages and declaratory relief for Rambus' breach of contract, fraud, deceptive trade practices, negligent misrepresentation, and conduct requiring the application of equitable estoppel. On February 15, 2001, Rambus filed an Answer and Counterclaim. Rambus denies that we are entitled to relief and has alleged willful infringement by us of eight Rambus patents. We cannot predict the outcome of these suits. A determination that our manufacturing processes or products infringe the product or process rights of others could result in significant liability and/or require us to make material changes to its products and/or manufacturing processes. Any of the foregoing results could have a material adverse effect on our business, results of operations or financial condition.

    We have a number of patent and intellectual property license agreements. Some of these license agreements require us to make one time or periodic payments. We may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.

We face risks associated with our foreign sales and operations that could adversely affect our operating results

    Foreign sales approximated 46% of our consolidated net sales in 2001. In addition, we have or support manufacturing operations in Italy, Singapore, Japan and Scotland. Our foreign sales and foreign operations are subject to a variety of risks, including:

  •
  currency fluctuations, export duties, changes to import and export regulations, and restrictions on the transfer of funds;

  •
  political and economic instability;

  •
  problems with the transportation or delivery of our products;

  •
  employee turnover and labor unrest;

  •
  longer payment cycles and greater difficulty in collecting accounts receivable; and

  •
  compliance with a variety of foreign laws.

    These factors may adversely affect our business, results of operations and financial condition.

Interruptions in our supply of raw materials could adversely affect our results of operations, cash flows and financial position

    Our operations require raw materials that meet exacting standards. We generally have multiple sources of supply for our raw materials; however, only a limited number of suppliers are capable of delivering certain raw materials that meet our standards. Various factors could reduce the availability of raw materials such as silicon wafers, photomasks, chemicals, gases, lead frames and molding compound. In addition, any transportation problems could delay our receipt of raw materials. Although raw materials shortages or transportation problems have not interrupted our operations in the past, shortages may occur from time to time in the future. Also, lead times for the supply of raw materials have been extended in the past. If our supply of raw materials is interrupted or our lead times extended, our results of operations could be adversely affected.

Products that do not meet specifications or that contain, or are rumored to contain, defects or that are otherwise incompatible with end uses could impose significant costs on us or otherwise adversely affect our results of operations

    Because the design and production process for semiconductor memory is highly complex, it is possible that we may produce products that do not comply with customer specifications, contain defects or are otherwise incompatible with end uses. If, despite design review, quality control and product qualification procedures, problems with nonconforming, defective or incompatible products occur after we have shipped such products, we could be adversely affected in one or both of the following ways:

  •
  we may need to replace product or otherwise compensate customers for costs incurred or damages caused by defective or incompatible product, and

  •
  we may encounter adverse publicity, which could cause a decrease in sales of our products.

If our manufacturing process is interrupted, our results of operations and cash flows could be adversely affected

    We manufacture products using highly complex processes that require technologically advanced equipment and continuous modification to improve yields and performance. Difficulties in the manufacturing process can reduce yields or interrupt production and affect our ability to deliver products on time or cost-effectively. Additionally, if production at a fabrication facility is interrupted for any reason, we may be unable to meet our customers' demand and they may purchase products from other suppliers. The resulting loss of revenues and damage to customer relationships could be significant.

If we are unable to successfully transition our operations to 300mm wafer manufacturing processes, the results of our operations and cash flows could be adversely affected

    We have in the past reduced our per megabit manufacturing costs by transitioning to larger wafer sizes. By transitioning to larger wafers, we should be able to produce significantly more die for each wafer at a slightly higher cost for each wafer, resulting in substantially reduced costs for each die. Several of our competitors are evaluating plans to shift part or all of their memory manufacturing operations to 300mm wafers in the near future. Some of these competitors have established pilot 300mm wafer lines. If these competitors are able to transition operations to 300mm wafers before us, we could be at a cost disadvantage. Our transition to 300mm wafer processing will require us to make substantial capital investments, which will depend on our ability to generate funds from operations or to obtain funds from external sources. We may also experience disruptions in manufacturing operations and reduced yields during our initial transition stage to larger wafer sizes. If we are unable to successfully transition to 300mm wafer processing at the appropriate time, our results of operations and cash flows could be adversely affected.

Our stock price may be volatile

    The trading price of our common stock has been and could in the future be subject to significant fluctuations in response to:

  •
  variations in quarterly operating results;

  •
  developments in the semiconductor industry;

  •
  general economic conditions; and

  •
  changes in securities analysts' recommendations regarding our securities.

    In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately affected by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

    Some of the statements under "Risk Factors" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any anticipated future results, levels of activity, performance or achievements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

    The selling stockholders will receive all of the proceeds from the shares to be sold in this offering.

DIVIDEND POLICY

    We have not declared and paid dividends since 1996. We do not intend to pay cash dividends on our Common Stock for the foreseeable future.

REGISTRATION RIGHTS RELATING TO THE COMMON STOCK

    We and Lehman Brothers, Inc. entered into a registration rights agreement on July 18, 2001. Under the registration rights agreement, we agreed to file a shelf registration statement within 90 days of July 18, 2001 and to use reasonable efforts to have the registration statement declared effective within 180 days of July 18, 2001. We agreed to use our reasonable efforts to keep such registration statement effective until the earlier of (i) July 18, 2003 or (ii) such time as there are no longer any registrable securities.

Limitations on Resale of Shares

    During the first two years after the issue of the warrants, a holder may make resales of common stock issued upon exercise of the warrants pursuant to this shelf registration statement, and we agreed to make available this prospectus to effect such resales pursuant to this shelf registration statement, only during the 30 days following the second full trading day after we file our annual report on Form 10-K and our quarterly report on Form 10-Q for the immediately preceding fiscal year or fiscal quarter, as the case may be, which period we refer to as a resale period. In order to be included on our shelf registration statement and to be eligible to resell shares of common stock under the shelf registration statement, a holder of shares of common stock issued upon exercise of the warrants must complete a notice and questionnaire, a copy of which may be obtained upon request from the warrant agent, and deliver it to the warrant agent at least 5 business days prior to the date of the holder's intended resale of such shares. However, we are not obligated to file more than one post-effective amendment or supplement for the purpose of naming holders as selling security holders who were not named in this shelf registration statement at the time of effectiveness in any 5-day period following the effectiveness of this shelf registration statement.

Postponements and Suspensions

    We will give two trading days' notice to holders that have provided a notice and questionnaire to us that the availability of the shelf registration statement has been suspended because of a pending corporate development or other event or circumstance that makes it appropriate to suspend the availability of the shelf registration statement. The aggregate number of days of postponement and any such suspensions with respect to a resale period may not exceed 30 without our being required to pay liquidated damages in the manner described below. Postponements and suspensions will be limited to instances where we have determined that the occurrence of an event or the existence of any fact that would result in the prospectus containing any untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein not misleading, such as material non-public information related to major corporate events.

Liquidated Damages

    If,

  (a)
  the registration statement has not been filed prior to or on the 90th day following July 18, 2001; or

  (b)
  the registration statement has not been declared effective prior to or on the 180th day following July 18, 2001; or

  (c)
  the aggregate duration of deferral periods in any resale period exceeds 30 days (each, a "resale default"),

liquidated damages will accrue on the shares for which the warrants are exercisable or that have been issued upon exercise of the warrants that constitute registrable securities, from and including the day following the resale default to but excluding the day on which the registration default has been cured

(or the date upon which the transfer restrictions on the shares have been terminated as a result of the application of Rule 144(k) under the Securities Act), and will accrue at a rate per year equal to:

  •
  0.25% of the issue price of the warrants, from the date of the occurrence of the resale default to and including the 90th day following the date of the resale default;

  •
  0.50% of the issue price of the warrants, from and after the 91st day following the resale default to and including the 180th day following the resale default; and

  •
  0.75% of the issue price of the warrants, from and after the 181st day following the resale default.

However, we agreed to pay liquidated damages with respect to a resale default described in (b) above only if they are not already due under a resale default described in (a) above. Further, in the case of a resale default described in (c) above, we will not pay liquidated damages if they are already due as a result of any other resale default and we will pay liquidated damages only to those holders of registrable securities that have provided a notice and questionnaire to us.

    Liquidated damages with respect to a resale period will end upon the earlier of such time as sales have been permitted for an aggregate of 30 days with respect to such resale period and such time as sales are first permitted with respect to a subsequent resale period.

DESCRIPTION OF CAPITAL STOCK

General

    Our authorized capital stock consists of 3,000,000,000 shares of common stock, $0.10 par value ("common stock"). As of October 10, 2001, there were approximately 599.3 million shares of common stock issued and outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws.

Common Stock

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any future preferred stock or any other senior equity, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Effects of Delaware Law

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

  (1)
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

  (2)
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned: by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

  (3)
  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include:

  (1)
  any merger or consolidation involving the corporation and the interested stockholder,

  (2)
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,

  (3)
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

  (4)
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or

  (5)
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A.

SELLING STOCKHOLDERS

    We originally issued warrants exercisable for common stock in private placements in July 2001 and August 2001. The warrants were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling stockholders may offer and sell the common stock issuable upon exercise of their warrants pursuant to this prospectus.

    The following table contains information as of January 9, 2002 with respect to the selling stockholders and the number of shares of common stock beneficially owned by each selling stockholder that may be offered using this prospectus.

	Number of Shares Beneficially Owned Prior to the Offering(1)			Number of Shares Beneficially Owned After the Offering(3)
Name			Number of Shares That May Be Sold in the Offering(2)
	Number	Percentage		Number	Percentage
AIM Global Technology Class	8,000	*	700	7,300	*
AIM Global Technology Fund	110,700	*	14,800	95,900	*
Aristeia International Limited	352,324	*	352,324	0	*
Aristeia Partners, L.P.	99,374	*	99,374	0	*
ASAF Invesco Technology Fund	12,500	*	1,500	11,000	*
Aspen Global Technology Fund	87,765	*	87,765	0	*
Bank Autiria Cayman Islands, Ltd.	44,600	*	44,600	0	*
CIBC World Markets International Arbitrage	300,000	*	300,000	0	*
D.E. Shaw Investments, L.P.	110,698	*	110,698	0	*
D.E. Shaw Valence, L.P.	442,790	*	442,790	0	*
Deutsche Banc Alex Brown Inc.	850,698	*	850,698	0	*
First Union International Capital Markets, Inc.	130,698	*	130,698	0	*
First Union National Bank	525,000	*	525,000	0	*
First Union Securities Inc.	93,395	*	93,395	0	*
GLG Global Convertible Fund	327,250	*	327,250	0	*
GLG Global Convertible UCITS	57,750	*	57,750	0	*
GLG Market Neutral Fund	1,200,000	*	1,200,000	0	*
Global Bermuda Limited Partnership	44,884	*	44,884	0	*
Global Sciences and Technology Investments	1,288	*	188	1,100	*
Goldman Sachs and Company	117,617	*	117,617	0	*
Granville Capital Corporation	251,395	*	251,395	0	*
Highbridge International LLC	3,815,000	*	3,815,000	0	*
Invesco Technology Fund	1,362,000	*	172,800	1,189,200	*
Invesco VIF Technology Fund	95,800	*	12,100	83,700	*
Janus Global Technology Fund	891,918	*	891,918	0	*
Janus Global Tech (Nomura)	91,460	*	91,460	0	*
JMG Capital Partners, LP	120,000	*	120,000	0	*
JMG Triton Offshore Fund, Ltd.	120,000	*	120,000	0	*
JWF Global Technology Fund	92,050	*	92,050	0	*
Lakeshore International, Ltd.	179,535	*	179,535	0	*
Leonardo, L.P.	1,087,791	*	1,087,791	0	*
Maple Securties USA Inc.	10,349	*	10,349	0	*
NMS Services (Cayman) Inc.	1,300,000	*	1,300,000	0	*
Pacific Life Insurance Company	58,140	*	58,140	0	*
Pacific Select Fund—Technology Portfolio	18,500	*	1,300	17,200	*
Pilgrim Convertible Fund	143,670	*	143,670	0	*
Pilgrim Convertible VP Fund	2,400	*	2,400	0	*
PVI-J Investments L.P.	302,500	*	302,500	0	*
Quattro Fund Ltd.	116,279	*	116,279	0	*
Ramius Capital Group	2,975	*	2,975	0	*
RCG Latitude Master Fund, Ltd.	10,725	*	10,725	0	*
RCG Mult-Strategy, LP	1,700	*	1,700	0	*
Robertson Stephens	500,000	*	500,000	0	*
Sage Capital	131,140	*	131,140	0	*
Salomon Brothers Asset Management	922,125	*	922,125	0	*
SC Invesco Technology Fund	100	*	100	0	*

SG Cowen Securities Corp.	250,000	*	250,000	0	*
Shepherd Investments International, Ltd.	620,494	*	620,494	0	*
Stark International	286,483	*	286,483	0	*
TQA Master Fund, Ltd.	100,000	*	100,000	0	*
TQA Master Plus Fund, Ltd.	100,000	*	100,000	0	*
UBS AG London Branch	525,000	*	525,000	0	*
UBS O'Connor LLC	639,535	*	639,535	0	*
Any other holder of warrants or future transferee, pledgee, donee or successor of any holder(4)(5)	11,408,772	1.9	11,408,772	0	*

*
Less than 1%.

(1)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 600,079,891 shares of common stock outstanding as of December 31, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon exercise of all of that particular holder's warrants. However, we did not assume the exercise of any other holder's warrants.

(2)
Assumes exercise of all of the holder's warrants and that one share of common stock is issuable upon exercise of each warrant. However, the number of shares of common stock issuable upon exercise of a warrant is subject to adjustment. As a result, the amount of common stock issuable upon exercise of the warrants may increase or decrease in the future.

(3)
Assumes the sale of all shares that may be sold in the offering.

(4)
Information about other selling stockholders will be set forth in prospectus supplements, if required.

(5)
Assumes that any other holders of warrants, or any future transferees, pledgees, donees or successors of or from any such other holders of warrants, do not beneficially own any common stock other than the common stock issuable upon exercise of the warrants at the initial exercise rate.

We prepared this table based on the information supplied to us by the selling stockholders named in the table.

    The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their warrants or the underlying common stock since the date on which the information in the above table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements.

    Because the selling stockholders may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by the selling stockholders upon the termination of any particular offering. See "Plan of Distribution."

PLAN OF DISTRIBUTION

    We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

  •
  directly by the selling stockholders;

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

    The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters." As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were to be deemed underwriters, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

    If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.

    The common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

    These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  •
  through the writing of options.

    These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

    In connection with sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

    To our knowledge, there are currently no plans, arrangement or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. Selling stockholders may not sell any or all of the common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus.

    Our common stock trades on the New York Stock Exchange under the symbol "MU."

    There can be no assurance that any selling stockholder will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

    The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

    We have agreed to pay substantially all of the expenses incidental to the offering and sale of the warrants and the registration of the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF COMMON STOCK

    The validity of the issuance of our common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended August 30, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

    The following table sets forth the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of the Securities being registered. All amounts indicated are estimates (other than the registration fee):

Registration fee	$406,977
Accounting fees and expenses	20,000
Printing and engraving	5,000
Warrant agent's fees and expenses	10,000
Legal fees and expenses of the registrant	25,000
Miscellaneous	13,023

Total	$480,000

Item 15.  Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law ("Delaware Law") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The registrant's Bylaws provide for mandatory indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware law. The registrant has entered into indemnification agreements with its directors and certain of its officers. The indemnification agreements provide the registrant's directors and elected officers with further indemnification to the maximum extent permitted by Delaware law.

Item 16.  Exhibits

    The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
3.1	Certificate of Incorporation of the Company, as amended.(1)
3.2	Bylaws of the Company, as amended.(2)
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Registration Rights Agreement, dated July 18, 2001, between the Company and Lehman Brothers, Inc.(3)
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1	Power of Attorney of certain directors and officers of Micron Technology, Inc. (see page II-4 of initial filing of this Form S-3).*

*
Previously filed.

(1)
Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended August 31, 2000.

(2)
Incorporated by reference to Quarterly Report on Form 10-Q for the fiscal quarter ended December 2, 1999.

(3)
Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended August 30, 2001.

II–1

Item 17.  Undertakings

    1.  The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    2.  The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3.  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II–2

    4.  The undersigned registrant hereby undertakes that:

      (a) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, State of Idaho, on January 10, 2002.

MICRON TECHNOLOGY, INC.
By:	/s/ W. G. STOVER, JR. W.G. Stover, Jr. Vice President of Finance and Chief Financial Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

* Steven R. Appleton	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	January 10, 2002
/s/ W. G. STOVER, JR. W.G. Stover, Jr.	Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	January 10, 2002
* James W. Bagley	Director	January 10, 2002
* Robert A. Lothrop	Director	January 10, 2002
* Thomas T. Nicholson	Director	January 10, 2002
* Don J. Simplot	Director	January 10, 2002
* Gordon C. Smith	Director	January 10, 2002

II–4

* William P. Weber	Director	January 10, 2002
*By:	/s/ W. G. STOVER, JR.
(W.G. Stover, Jr.) Attorney-in-Fact

II–5

EXHIBIT INDEX

Number	Exhibit Title
3.1	Certificate of Incorporation of the Company, as amended.(1)
3.2	Bylaws of the Company, as amended.(2)
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Registration Rights Agreement, dated July 18, 2001, between the Company and Lehman Brothers, Inc.(3)
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1	Power of Attorney of certain directors and officers of Micron Technology, Inc. (see page II-4 of initial filing of this Form S-3).*

*
Previously filed.

(1)
Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended August 31, 2000.

(2)
Incorporated by reference to Quarterly Report on Form 10-Q for the fiscal quarter ended December 2, 1999.

(3)
Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended August 30, 2001.

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TABLE OF CONTENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
REGISTRATION RIGHTS RELATING TO THE COMMON STOCK
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS
AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX